

October 23, 2023

Cheng Liu, Ph.D.
Chief Executive Officer, President and Director
Estrella Immunopharma, Inc.
5858 Horton Street, Suite 170
Emeryville, California, 95608

  Re: Estrella Immunopharma, Inc.
    Registration Statement on Form S-1
    Filed October 11, 2023
    File No. 333-274931

Dear Cheng Liu:

  We have conducted a limited review of your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 11, 2023

Cover Page

1. Please disclose the likelihood that warrant holders will not exercise their warrants because they are out of the money. Provide similar disclosure in the MD&A section and disclose that cash proceeds associated with the exercise of the warrants are dependent on the stock price.

2. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

3. Please revise your cover page to identify White Lion as an underwriter. Refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Estrella Operating, page 83

4. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares and discuss how such sales could impact the market price of the company's common stock.

General

6. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
    - Your risk factor on page 12 should be updated to reflect payments made to Eureka;
    - You state on page 87 that it is "uncertain that whether the company would be able to meet the merger closing condition requirement." This statement should be updated as it should be certain whether the company met the merger closing condition requirement at this time;
    - Your liquidity discussion on pages 86-87 should reflect that the Business Combination has been consummated and disclose the net proceeds received from the Business Combination.

7. Include an additional risk factor highlighting the negative pressure potential sales of shares issued in the deSPAC transaction and registered pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors who acquired shares pursuant to the closing of the Business Combination could have an incentive to sell before public investors because they could still profit on sales because of the lower price that they purchased their shares than the public investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Blankenship, Esq.